Exhibit 1

AerCo Limited to Terminate Its Reporting Obligations under Exchange Act

27 July 2007

22 Grenville Street, St. Helier, Jersey, JE4 8PX

Channel Islands

AerCo Limited intends to file with the United States Securities and Exchange Commission (the “SEC”) on 27 July 2007 a Form 15F to voluntarily terminate its obligations to file periodic reports in the United States with respect to Subclass B-1 and C-1 Notes due 15 July 20023 and Subclass A-3, A-4, B-2 and C-2 Notes due 15 July 20025.

AerCo Limited previously filed a Form 15 with the SEC on 26 August 2003 which allowed it to suspend its U.S. reporting obligations.  Prior to that time, AerCo Limited had filed or submitted all reports required under the relevant provision of the U.S. Securities Exchange Act of 1934 and corresponding SEC rules.  By filing Form 15F with the SEC on 27 July 2007, AerCo Limited’s U.S. reporting obligations will continue to be suspended and are expected to terminate following a ninety-day SEC waiting period.

As it has done since its filing of the Form 15 on 26 August 2003, AerCo Limited will continue to post on its website, www.aerco-group.com, its annual reports, quarterly reports, monthly reports and other reports to its Noteholders.

For further information, please contact Donald McGowan of AerCap Administrative Services Limited at telephone number +353 61 723600.